The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated January 4, 2023

Pricing supplement
To prospectus dated April 8, 2020,
prospectus supplement dated April 8, 2020,
product supplement no. 4-II dated November 4, 2020 and

underlying supplement no. 1-II dated November 4, 2020

Registration Statement Nos. 333-236659 and 333-236659-01 Dated January , 2023 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Capped Contingent Buffered Equity Notes Linked to an Equally-Weighted Basket of Four Funds due January 24, 2024 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek unleveraged exposure to appreciation of an equally-weighted Basket of four Funds, as measured from the Starting Basket Level to the Ending Basket Level, subject to a Contingent Minimum Return of at least 5.50% and a Maximum Return of at least 16.00% at maturity.
•	Investors should be willing to forgo interest and dividend payments and, if the Ending Basket Level is less than the Starting Basket Level by more than 20.00%, be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
The Basket:	The Basket consists of four equally-weighted funds (each, a “Fund” and collectively, the “Funds”). The Bloomberg ticker symbol, Fund Weight and Initial Share Price of each Fund are set forth below.

Fund	Ticker Symbol	Fund Weight	Initial Share Price*
Industrial Select Sector SPDR® Fund	XLI UP	25.00%	$
Health Care Select Sector SPDR® Fund	XLV UP	25.00%	$
Real Estate Select Sector SPDR® Fund	XLRE UP	25.00%	$
VanEck® Semiconductor ETF	SMH UQ	25.00%	$

*The Initial Share price of each Fund will be provided in the pricing supplement
Payment at Maturity:	If the Ending Basket Level is greater than or equal to the Starting Basket Level or is less than the Starting Basket Level by up to 20.00%, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return, subject to the Contingent Minimum Return and Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × the greater of (i) the Contingent Minimum Return and (ii) the Basket Return), subject to the Maximum Return
If the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than 80% of the Starting Basket Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Basket Return)
If the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount of 20.00%, you will lose more than 20.00% of your principal amount at maturity and may lose all of your principal amount at maturity.

See “Additional Key Terms” on the next page

*Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $983.60 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $970.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement, and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Maximum Return:

At least 16.00%*. For example, if the Basket Return is equal to or greater than 16.00%, you will receive the Maximum Return of 16.00%, which entitles you to a maximum payment at maturity of $1,160.00 per $1,000 principal amount note that you hold.

* The actual Maximum Return and the actual maximum Payment at Maturity will be provided in the pricing supplement and will not be less than 16.00% and $1,160.00 per $1,000 principal amount note, respectively.

Contingent Minimum Return:	At least 5.50%* *The actual Contingent Minimum Return will be provided in the pricing supplement and will not be less than 5.50%.
Contingent Buffer Amount:	20.00%
Pricing Date:	On or about January 6, 2023
Original Issue Date:	On or about January 11, 2023 (Settlement Date)
Ending Averaging Dates*:	January 12, 2024, January 16, 2024, January 17, 2024, January 18, 2024 and January 19, 2024
Maturity Date*:	January 24, 2024
CUSIP:	48133TQQ1
Basket Return:	(Ending Basket Level – Starting Basket Level) Starting Basket Level
Starting Basket Level:	Set equal to 100 on the Pricing Date
Ending Basket Level:	The arithmetic average of the closing levels of the Basket on the Ending Averaging Dates
Closing Level of the Basket:	On any Ending Averaging Date, the closing level of the Basket will be calculated as follows: 100 × [1 + sum of (Fund Return of each Fund × Fund Weight of that Fund)]
Fund Return:	With respect to each Fund, on each Ending Averaging Date: (Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	With respect to each Fund, the closing price of one share of such Fund on the Pricing Date, as specified in “The Basket” under “Key Terms”
Final Share Price:	With respect to each Fund, on each Ending Averaging Date, the closing price of one share of such Fund on that Ending Averaging Date
Share Adjustment Factor:	With respect to each Fund, the Share Adjustment Factor is referenced in determining the closing price of one share of such Fund and is set initially at 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting each relevant Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

JPMorgan Structured Investments —	PS- 1
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a Starting Basket Level of 100, a Contingent Minimum Return of 5.50% and a Maximum Return of 16.00%, and reflects the Contingent Buffer Amount of 20.00%. The actual Contingent Minimum Return and Maximum Return will be provided in the pricing supplement and will not be less than 5.50% and 16.00%, respectively. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	16.00%
170.00	70.00%	16.00%
160.00	60.00%	16.00%
150.00	50.00%	16.00%
140.00	40.00%	16.00%
130.00	30.00%	16.00%
120.00	20.00%	16.00%
116.00	16.00%	16.00%
115.00	15.00%	15.00%
110.00	10.00%	10.00%
105.50	5.50%	5.50%
105.00	5.00%	5.50%
102.50	2.50%	5.50%
100.00	0.00%	5.50%
97.50	-2.50%	5.50%
95.00	-5.00%	5.50%
90.00	-10.00%	5.50%
80.00	-20.00%	5.50%
79.99	-20.01%	-20.01%
70.00	-30.00%	-30.00%
60.00	-40.00%	-40.00%
50.00	-50.00%	-50.00%
40.00	-60.00%	-60.00%
30.00	-70.00%	-70.00%
20.00	-80.00%	-80.00%
10.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

JPMorgan Structured Investments —	PS- 2
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the total payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100.00 to an Ending Basket Level of 102.50.

Because the Ending Basket Level of 102.50 is greater than the Starting Basket Level of 100.00 and the Basket Return of 2.50% is less than the Contingent Minimum Return of 5.50%, the investor receives a payment at maturity of $1,055.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.50%) = $1,055.00

Example 2: The level of the Basket increases from the Starting Basket Level of 100.00 to an Ending Basket Level of 110.00.

Because the Ending Basket Level of 110.00 is greater than the Starting Basket Level of 100.00 and the Basket Return is 10.00%, which is greater than the Contingent Minimum Return of 5.50% but less than the Maximum Return of 16.00%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10.00%) = $1,100.00

Example 3: The level of the Basket increases from the Starting Basket Level of 100.00 to an Ending Basket Level of 120.00.

Because the Ending Basket Level of 120.00 is greater than the Starting Basket Level of 100.00 and the Basket Return is 20.00%, which is greater than the Maximum Return of 16.00%, the investor receives a payment at maturity of $1,160.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 16.00%) = $1,160.00

Example 4: The level of the Basket decreases from the Starting Basket Level of 100.00 to an Ending Basket Level of 80.00.

Although the Basket Return is negative, because the Ending Basket Level of 80.00 is less than the Starting Basket Level of 100.00 by up to the Contingent Buffer Amount of 20.00%, the investor receives a payment at maturity of $1,055.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.50%) = $1,100.00

Example 5: The level of the Basket decreases from the Starting Basket Level of 100.00 to an Ending Basket Level of 50.00.

Because the Ending Basket Level of 1,900.00 is less than the Starting Basket Level of 100.00 by more than the Contingent Buffer Amount of 20.00% and the Basket Return is -50.00%, the investor receives a payment at maturity of $500.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50.00%) = $500.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — If the Ending Basket Level is greater than or equal to the Starting Basket Level, you will be entitled to receive at maturity the greater of the Contingent Minimum Return of 5.50% for a minimum payment at maturity of $1,055.00 for every $1,000 principal amount note and the Basket Return, subject to a Maximum Return of at least 16.00% at maturity, or a maximum payment of $1,160.00 per $1,000 principal amount note. The actual Contingent Minimum Return and Maximum Return will be provided in the pricing supplement and will not be less than 5.50% and 16.00%, respectively. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LOSS OF PRINCIPAL BEYOND CONTINGENT BUFFER AMOUNT —If the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount, for every 1% that the Ending Basket Level is less than 80% of the Starting Basket Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	RETURN LINKED TO AN EQUALLY-WEIGHTED BASKET OF FOUR FUNDS — The return on the notes is linked to the performance of an equally-weighted Basket that consists of four Funds as set forth under “The Basket” under “Key Terms” of this pricing supplement.

The Industrial Select Sector SPDR® Fund is an exchange-traded fund of the Select Sector SPDR® Trust, a registered investment company, which seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the Industrial Select Sector Index, which we refer to as the “Underlying Index” with respect to the Industrial Select Sector SPDR® Fund. The Industrial Select Sector Index is a modified market capitalization-based index that measures the performance of the industrial sector of the S&P 500® Index. The Industrial Select Sector Index includes companies in the following industries: aerospace and defense; building products; construction and engineering; electrical equipment; industrial conglomerates; machinery; trading companies and distributors; commercial services and supplies; professional services; air freight and logistics; airlines; marine; road and rail; and transportation infrastructure.

The Health Care Select Sector SPDR® Fund is an exchange-traded fund of the Select Sector SPDR® Trust, a registered investment company, that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the Health Care Select Sector Index, which we refer to as the “Underlying Index” with respect to the Health Care Select Sector SPDR® Fund.

The Real Estate Select Sector SPDR® Fund is an exchange-traded fund that seeks to provide investment results that, before expenses, correspond generally to the performance of publicly traded equity securities of companies in the Real Estate Select Sector Index, which we refer to as the “Underlying Index” with respect to the Real Estate Select Sector SPDR® Fund. The Real Estate Select Sector Index is intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and whose primary line of business is directly associated with the real estate sector. The Real Estate Select Sector Index includes companies in the following industries: real estate management and development and REITs, excluding mortgage REITs.

The VanEck® Semiconductor ETF is an exchange-traded fund of VanEck® ETF Trust, a registered investment company, that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® US Listed Semiconductor 25 Index, which we refer to as the “Underlying Index” with respect to the VanEck® Semiconductor ETF. The MVIS® U.S. Listed Semiconductor 25 Index is designed to track the performance of the largest and most liquid U.S. exchange-listed companies that derive at least 50% (25% for current components) of their revenues from semiconductors.

For additional information about the Industrial Select Sector SPDR® Fund, the Health Care Select Sector SPDR® Fund and the Real Estate Select Sector SPDR® Fund , see “Fund Descriptions — The Select Sector SPDR® Funds” in the accompanying underlying supplement. For additional information about the VanEck® Semiconductor ETF, see Annex A in this pricing supplement.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would

JPMorgan Structured Investments —	PS- 4
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2025 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, any of the Funds, the Underlying Indices or any of the component securities of the Funds or the Underlying Indices. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is dependent on the performance of the Basket and will depend on whether, and the extent to which, the Ending Basket Level is less than the Starting Basket Level. Your investment will be exposed to a loss if the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount. In this case, for every 1% that the Ending Basket Level is less than 80% of the Starting Basket Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 20.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Ending Basket Level is less than the Starting Basket Level, you will not be entitled to receive the Contingent Minimum Return at maturity. Under these circumstances, if the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount, you will lose more than 20.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 16.00%, regardless of the appreciation in the Basket, which may be significant.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability

JPMorgan Structured Investments —	PS- 5
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes.  If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Ending Basket Level is less than the Starting Basket Level by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Basket from the Starting Basket Level to the Ending Basket Level.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Funds or securities held by the Funds or included in the Underlying Indices would have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the Contingent Minimum Return, Maximum Return and estimated value of the notes will be provided in the pricing supplement and each may be as low as the minimums set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the Contingent Minimum Return, Maximum Return and estimated value of the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS- 6
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of each Fund.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Basket and the Funds

•	CORRELATION (OR LACK OF CORRELATION) OF THE FUNDS — The notes are linked to an equally weighted Basket consisting of four Funds. Price movements of the Funds may or may not be correlated with each other. At a time when the value of one of the Funds increases, the value of the other Funds may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the value of one Fund may be moderated, or more than offset, by the lesser increases or declines in the values of the other Funds.

In addition, high correlation of movements in the values of the Funds during periods of negative returns among the Funds could have an adverse effect on the payment at maturity on the notes. There can be no assurance that the Ending Basket Level will be greater than the Starting Basket Level.

•	THERE ARE RISKS ASSOCIATED WITH THE FUNDS — Although the shares of the Funds are listed for trading on a securities exchange and a number of similar products have been traded on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Funds or that there will be liquidity in the trading market. The Funds are subject to management risk, which is the risk that the investment strategies of the Funds’ investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Funds, and consequently, the value of the notes.
•	THE PERFORMANCE AND MARKET VALUE OF THE FUNDS, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUNDS’ UNDERLYING INDICES AS WELL AS THE NET ASSET VALUE PER SHARE — The Funds do not fully replicate its Underlying Indices and may hold securities different from those included in their respective Underlying Index. In addition, the performance of the Funds will reflect additional transaction costs and fees that are not included in the calculation of their respective Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Funds and their respective Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Funds (such as mergers and spin-offs) may impact the variance between the performances of the Funds and their respective Underlying Index. Finally, because the shares of the Funds are traded on a securities exchange and are

JPMorgan Structured Investments —	PS- 7
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

subject to market supply and investor demand, the market value of one share of each Fund may differ from the net asset value per share of such Fund.

During periods of market volatility, securities underlying the Funds may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Funds and the liquidity of the Funds may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Funds. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Funds. As a result, under these circumstances, the market value of shares of the Funds may vary substantially from the net asset value per share of the Funds. For all of the foregoing reasons, the performance of the Funds may not correlate with the performance of their respective Underlying Index as well as the net asset value per share of the Funds, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	THE ANTI-DILUTION PROTECTION FOR THE FUNDS IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Funds. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Funds. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING IN THE FUNDS — Investing in the notes is not equivalent to investing in the Funds, the underlying indices tracked by the Funds, which we refer to as the Underlying Indices, or the stocks underlying the Funds or the Underlying Indices. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Funds, the reference indices or the stocks held by the Funds or the Underlying Indices.
•	ADJUSTMENTS TO THE FUNDS OR THE UNDERLYING INDICES COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — Those responsible for calculating and maintaining the Funds and the Underlying Indices, can add, delete or substitute the components of the Funds or the Underlying Indices, or make other methodological changes that could change the value of the Funds or the Underlying Indices. Any of these actions could adversely affect the price of the Funds and, consequently, the value of the notes.
•	GOVERNMENTAL LEGISLATIVE AND REGULATORY ACTIONS, INCLUDING SANCTIONS, COULD ADVERSELY AFFECT YOUR INVESTMENT IN THE NOTES — Governmental legislative and regulatory actions, including, without limitation, sanctions-related actions by the U.S. or a foreign government, could prohibit or otherwise restrict persons from holding the notes or the Funds, or engaging in transactions in them, and any such action could adversely affect the value of the notes or the Funds. These legislative and regulatory actions could result in restrictions on the notes. You may lose a significant portion or all of your initial investment in the notes if you are forced to divest the notes due to the government mandates, especially if such divestment must be made at a time when the value of the notes has declined.
•	RISKS ASSOCIATED WITH THE INDUSTRIAL SECTOR WITH RESPECT TO THE Industrial Select Sector SPDR® Fund — All or substantially all of the equity securities held by the Industrial Select Sector SPDR® Fund are issued by companies whose primary line of business is directly associated with the industrial sector. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. Industrial companies are affected by supply and demand both for their specific product or service and for industrial sector products in general. Government regulation, world events, exchange rates and economic conditions, technological developments and liabilities for environmental damage and general civil liabilities will likewise affect the performance of these companies. Aerospace and defense companies, a component of the industrial sector, can be significantly affected by government spending policies because companies involved in this industry rely, to a significant extent, on U.S. and foreign government demand for their products and services. Thus, the financial condition of, and investor interest in, aerospace and defense companies are heavily influenced by governmental defense spending policies, which are typically under pressure from efforts to control the U.S. (and other) government budgets. Transportation securities, a component of the industrial sector, are cyclical and have occasional sharp price movements, which may result from changes in the economy, fuel prices, labor agreements and insurance costs. These factors could affect the industrial sector and could affect the value of the equity securities held by the Industrial Select Sector SPDR® Fund and the price of the Industrial Select Sector SPDR® Fund during the term of the notes, which may adversely affect the value of your notes.
•	RISKS ASSOCIATED WITH THE HEALTH CARE SECTOR WITH RESPECT TO THE HEALTH CARE SELECT SECTOR SPDR® FUND — All or substantially all of the equity securities held by the Health Care Select Sector SPDR® Fund are issued by companies whose primary line of business is directly associated with the health care sector. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. Companies in the health care sector are subject to extensive government regulation and their profitability can be significantly affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure (including price discounting), limited product lines and an increased emphasis on the delivery of healthcare through outpatient services. Companies in the health care sector are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of these companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. Many new products in the health care sector require significant research and development and

JPMorgan Structured Investments —	PS- 8
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

may be subject to regulatory approvals, all of which may be time consuming and costly with no guarantee that any product will come to market. These factors could affect the health care sector and could affect the value of the equity securities held by the Health Care Select Sector SPDR® Fund and the price of the Health Care Select Sector SPDR® Fund during the term of the notes, which may adversely affect the value of your notes.

•	risks associated with the real estate sector with respect to the Real Estate Select Sector SPDR® Fund — All or substantially all of the equity securities held by the Real Estate Select Sector SPDR® Fund are issued by companies whose primary line of business is directly associated with the real estate sector. As a result, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. There are special risks associated with investment in securities of companies engaged in real property markets, including, without limitation REITs and real estate operating companies. An investment in a real property company may be subject to risks similar to those associated with direct ownership of real estate, including, by way of example, the possibility of declines in the value of real estate, losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, environmental liability, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. An investment in a real property company is subject to additional risks, such as poor performance by the manager of the real property company, adverse changes in tax laws, difficulties in valuing and disposing of real estate, and the effect of general declines in stock prices. Some real property companies have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property. Also, the organizational documents of a real property company may contain provisions that make changes in control of the company difficult and time-consuming. As a shareholder in a real property company, the Real Estate Select Sector SPDR® Fund, and indirectly the Real Estate Select Sector SPDR® Fund’s shareholders, would bear their ratable shares of the real property company’s expenses and would at the same time continue to pay their own fees and expenses. REITs are subject to the risks associated with investing in the securities of real property companies. In particular, REITs may be affected by changes in the values of the underlying properties that they own or operate. Further, REITs are dependent upon specialized management skills, and their investments may be concentrated in relatively few properties, or in a small geographic area or a single property type. REITs are also subject to heavy cash flow dependency and, as a result, are particularly reliant on the proper functioning of capital markets, as well as defaults by borrowers and self-liquidation. A variety of economic and other factors may adversely affect a lessee’s ability to meet its obligations to a REIT. In the event of a default by a lessee, the REIT may experience delays in enforcing its rights as a lessor and may incur substantial costs associated with protecting its investments. In addition, a REIT could possibly fail to qualify for favorable tax treatment under the Internal Revenue Code, or to maintain its exemptions from registration under the 1940 Act, which could have adverse consequences for the Real Estate Select Sector SPDR® Fund. Investments in REITs are also subject to the risks affecting equity markets generally. These factors could affect the real estate sector and could affect the price of the equity securities held by the Real Estate Select Sector SPDR® Fund and the price of the Real Estate Select Sector SPDR® Fund during the term of the securities, which may adversely affect the value of your securities.
•	RISKS ASSOCIATED WITH THE SEMICONDUCTOR INDUSTRY WITH RESPECT TO THE VanEck® Semiconductor ETF — All or substantially all of the equity securities held by the VanEck® Semiconductor ETF are issued by companies whose primary line of business is directly associated with the semiconductor industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Competitive pressures may have a significant effect on the financial condition of companies in the semiconductor industry. As product cycles shorten and manufacturing capacity increases, these companies may become increasingly subject to aggressive pricing, which hampers profitability. Semiconductor companies are vulnerable to wide fluctuations in securities prices due to rapid product obsolescence. Many semiconductor companies may not successfully introduce new products, develop and maintain a loyal customer base or achieve general market acceptance for their products, and failure to do so could have a material adverse effect on their business, results of operations and financial condition. Reduced demand for end-user products, underutilization of manufacturing capacity, and other factors could adversely impact the operating results of companies in the semiconductor industry. Semiconductor companies typically face high capital costs and these companies may need additional financing, which may be difficult to obtain. They also may be subject to risks relating to research and development costs and the availability and price of components. Moreover, they may be heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. Some of the companies involved in the semiconductor sector are also engaged in other lines of business unrelated to the semiconductor business, and they may experience problems with these lines of business, which could adversely affect their operating results. The international operations of many semiconductor companies expose them to risks associated with instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, tariffs and trade disputes, competition from subsidized foreign competitors with lower production costs and other risks inherent to international business. The semiconductor industry is highly cyclical, which may cause the operating results of many semiconductor companies to vary significantly. Companies in the semiconductor industry also may be subject to competition from new market entrants. The stock prices of companies in the semiconductor industry have been and will likely continue to be extremely volatile compared to the overall market. These factors could affect the semiconductor industry and could affect the value of the equity securities held by the VanEck® Semiconductor ETF and the price of the VanEck® Semiconductor ETF during the term of the notes, which may adversely affect the value of your notes.

JPMorgan Structured Investments —	PS- 9
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

•	NON-US SECURITIES RISK WITH RESPECT TO THE VanEck® Semiconductor ETF — Some of the equity securities held by the VanEck® Semiconductor ETF have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the home countries of the issuers of those non-U.S. equity securities.

Historical Information Regarding the Basket and the Funds

The following graph sets forth the historical performance of the Basket based on the weekly Basket Closing Level from January 6, 2017 through December 30, 2022. The graph of the historical Basket performance assumes the closing level of the Basket on January 6, 2017 was 100.00 and the Fund Weights were as specified under “The Basket” in this pricing supplement.

The following graphs set forth the historical performance of the Funds based on the weekly historical closing prices of one share of each Fund from January 6, 2017 through December 30, 2022. The closing price of one share of the Industrial Select Sector SPDR® Fund on January 3, 2023 was $98.42. The closing price of one share of the Health Care Select Sector SPDR® Fund on January 3, 2023 was $135.46. The closing price of one share of the Real Estate Select Sector SPDR® Fund on January 3, 2023 was $37.07. The closing price of one share of VanEck® Semiconductor ETF on January 3, 2023 was $201.38.

We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Funds, such as stock splits. The historical performance of each Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of each Fund on the Pricing Date or any Ending Averaging Date. There can be no assurance that the performance of the Funds will result in the return of any of your principal amount.

JPMorgan Structured Investments —	PS- 10
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an

JPMorgan Structured Investments —	PS- 11
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to an Equally-Weighted Basket of Four Funds” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS- 12
Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds

Annex A

The VanEck® Semiconductor ETF

All information contained in this pricing supplement regarding the VanEck® Semiconductor ETF (the “Semiconductor Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, VanEck® ETF Trust (the “VanEck® Trust”) and Van Eck Associates Corporation (“Van Eck”). Van Eck is currently the investment adviser to the Semiconductor Fund. The Semiconductor Fund is an exchange-traded fund that trades on The NASDAQ Stock Market under the ticker symbol “SMH.”

The Semiconductor Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® US Listed Semiconductor 25 Index (the “Semiconductor Index”). For more information about the Semiconductor Index, please see “The MVIS® US Listed Semiconductor 25 Index” below.

The Semiconductor Fund uses a “passive” or indexing investment approach to attempt to approximate the investment performance of the Semiconductor Index by investing in a portfolio of securities that generally replicates the Semiconductor Index.

The Semiconductor Fund’s return may not match the return of the Semiconductor Index for a number of reasons. For example, the Semiconductor Fund incurs a number of operating expenses, including taxes, not applicable to the Semiconductor Index and incurs costs associated with buying and selling securities, especially when rebalancing the Semiconductor Fund’s securities holdings to reflect changes in the composition of the Semiconductor Index, which are not factored into the return of the Semiconductor Index. Transaction costs, including brokerage costs, will decrease the Semiconductor Fund’s net asset value to the extent not offset by the transaction fee payable by an authorized participant of the Semiconductor Fund. Market disruptions and regulatory restrictions could have an adverse effect on the Semiconductor Fund’s ability to adjust its exposure to the required levels in order to track the Semiconductor Index. Errors in the Semiconductor Index data, the Semiconductor Index computations and/or the construction of the Semiconductor Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the Semiconductor Index provider for a period of time or at all, which may have an adverse impact on the Semiconductor Fund and its shareholders. Any gains from the Semiconductor Index provider's errors will be kept by the Semiconductor Fund and its shareholders and any losses or costs resulting from the Semiconductor Index provider's errors will be borne by the Semiconductor Fund and its shareholders. When the Semiconductor Index is rebalanced and the Semiconductor Fund in turn rebalances its portfolio to attempt to increase the correlation between the Semiconductor Fund’s portfolio and the Semiconductor Index, any transaction costs and market exposure arising from such portfolio rebalancing will be borne directly by the Semiconductor Fund and its shareholders. Apart from scheduled rebalances, the Semiconductor Index provider or its agents may carry out additional ad hoc rebalances to the Semiconductor Index. Therefore, errors and additional ad hoc rebalances carried out by the Semiconductor Index provider or its agents to the Semiconductor Index may increase the costs to and the tracking error risk of the Semiconductor Fund. In addition, the Semiconductor Fund may not invest in certain securities included in the Semiconductor Index, or invest in them in the exact proportions in which they are represented in the Semiconductor Index. The Semiconductor Fund’s performance may also deviate from the return of the Semiconductor Index due to legal restrictions or limitations imposed by the governments of certain countries, certain listing standards of the Semiconductor Fund’s listing exchange, a lack of liquidity on stock exchanges in which these securities trade, potential adverse tax consequences or other regulatory reasons (such as diversification requirements). The Semiconductor Fund may value certain of its investments, underlying currencies and/or other assets based on fair value prices. To the extent the Semiconductor Fund calculates its net asset value based on fair value prices and the value of the Semiconductor Index is based on securities’ closing prices (i.e., the value of the Semiconductor Index is not based on fair value prices), the Semiconductor Fund’s ability to track the Semiconductor Index may be adversely affected. In addition, any issues the Semiconductor Fund encounters with regard to currency convertibility (including the cost of borrowing funds, if any) and repatriation may also increase the index tracking risk. When markets are volatile, the ability to sell securities at fair value prices may be adversely impacted and may result in additional trading costs and/or increase the index tracking risk. For tax efficiency purposes, the Semiconductor Fund may sell certain securities, and this sale may cause the Semiconductor Fund to realize a loss and deviate from the performance of the Semiconductor Index. In light of the factors discussed above, the Semiconductor Fund’s return may deviate significantly from the return of the Semiconductor Index. Changes to the composition of the Semiconductor Index in connection with a rebalancing or reconstitution of the Semiconductor Index may cause the Semiconductor Fund to experience increased volatility, during which time the Semiconductor Fund’s index tracking risk may be heightened.

The VanEck® Trust is a registered investment company that consists of numerous separate investment portfolios, including the Semiconductor Fund. Information provided to or filed with the SEC by the VanEck® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov.

The MVIS® US Listed Semiconductor 25 Index

All information contained in this pricing supplement regarding the Semiconductor Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, MV Index Solutions GmbH (“MVIS”). The Semiconductor Index was developed by MVIS and is maintained and published by MVIS. The Semiconductor Index is calculated by Solactive AG. MVIS has no obligation to continue to publish, and may discontinue the publication of, the Semiconductor Index.

The Semiconductor Index is reported by Bloomberg L.P. under the ticker symbol “MVSMH.”

The Semiconductor Index is designed to track the performance of the largest and most liquid U.S.-listed companies that derive at least 50% (25% for current components) of their revenues from semiconductors. This includes companies engaged primarily in the production of semiconductors and semiconductor equipment. The Semiconductor Index was launched on August 12, 2011 with a base index value of 1,000 as of September 29, 2000.

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Index Composition and Maintenance

The Index Universe

The index universe includes only common stocks and stocks with similar characteristics from financial markets that are freely investable for foreign investors and that provide real-time and historical component and currency pricing. Limited partnerships and cannabis/marijuana companies are excluded. Companies from financial markets that are not freely investable for foreign investors or that do not provide real-time and historical component and currency pricing may still be eligible if they have a listing on an eligible exchange and if they meet all the size and liquidity requirements on that exchange.

Only stocks that have a full market capitalization exceeding US$50 million are eligible for the index universe.

Investable Index Universe

Companies with a free-float (or shares available to foreign investors) of less than 5% for existing index components or less than 10% for new components are ineligible for inclusion.

In addition to the above, stocks that are currently not in the Semiconductor Index must meet the following size and liquidity requirements:

• a full market capitalization exceeding US$150 million;

• a three-month average-daily-trading volume of at least US$1 million at the current review and also at the previous two reviews; and

• at least 250,000 shares traded per month over the last six months at the current review and also at the previous two reviews.

For stocks already in the Semiconductor Index the following applies:

• a full market capitalization exceeding US$75 million; and

• a three-month average-daily-trading volume of at least US$0.2 million in at least two of the latest three quarters (current review and also at previous two reviews).

• In addition, a three-month average-daily-trading volume of at least US$0.6 million at the current review or at one of the previous two reviews; or

• at least 200,000 shares traded per month over the last six months at the current review or at one of the previous two reviews.

• In case the number of investable stocks drops below the minimum component number for the respective index, additional companies are flagged eligible until the number of eligible stocks equals the minimum component count.

Only one share line of each company is eligible. In case more than one share line fulfills the above size and liquidity rules, only the largest share line by free-float market capitalization is eligible. MVIS can, in exceptional cases (e.g., significantly higher liquidity), decide for a different share line.

In case the free-float market capitalization of a non-component share line:

• exceeds the free-float market capitalization of a share line of the same company which is an index component by at least 25%; and

• fulfills all size and liquidity eligibility criteria for non-components,

the current component share line will be replaced by the larger one. MVIS can, in exceptional cases (e.g., significantly higher liquidity), decide to keep the current share line instead.

Index Constituent Selection

The components of the Semiconductor Index are reviewed on a semi-annual basis in March and September.

The target coverage of the Semiconductor Index is 25 companies from the investable universe. Semiconductor Index constituents are selected using the following procedure:

(1) The largest 50 stocks (by full market capitalization) from the investable universe qualify.

(2) The 50 stocks are ranked in two different ways — by free-float market capitalization in descending order (the largest company receives rank “1”) and then by three-month average-daily-trading volume in descending order (the most liquid company receives rank “1”). These two ranks are added up.

(3) The 50 stocks are then ranked by the sum of their two ranks in Step 2 in ascending order. If two companies have the same sum of ranks, the larger company is placed on top.

a. Initially, the highest ranked 25 companies made up the Semiconductor Index.

b. On-going, a 10-40 buffer is applied: the highest ranked 10 companies qualify. The remaining 15 companies are selected from the highest ranked remaining current Semiconductor Index components ranked between 11 and 40. If the number of selected companies is still below 25, then the highest ranked remaining stocks are selected until 25 companies have been selected.

Review Schedule

The reviews for the Semiconductor Index are based on the closing data on the last business day in February, May, August and November. If a company does not trade on the last business day in February, May, August or November, the last available price for this company will be used.

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The underlying index data (e.g., new number of shares, new free-float factors and new weighting cap factors) is announced on the second Friday in March, June, September and December. The weighting cap factors are based on closing data of the Wednesday prior to the second Friday in March, June, September and December. Changes to the Semiconductor Index are implemented and based on the closing prices of the third Friday in March, June, September and December. If the third Friday is not a business day, then the review will take place on the last business day before the third Friday. If a constituent of the Semiconductor Index does not trade on the third Friday in March or September, then the last available price for that index constituent will be used. Changes become effective on the next business day. The component changes to the Semiconductor Index are announced on the second Friday in March, June, September and December.

For purposes of this annex, “business day” means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in Frankfurt.

Ongoing Maintenance

In addition to the periodic reviews, the Semiconductor Index is continually reviewed for corporate events (e.g., mergers, takeovers, spin-offs, delistings and bankruptcies) that affect the Semiconductor Index components.

Replacements. For all corporate events that result in a stock deletion from the Semiconductor Index, the deleted stock will be replaced with the highest ranked non-component on the most recent selection list immediately only if the number of components in the index would drop below 20. The replacement stock will be added at the same weight as the deleted stock. Only in case the number of components drops below its minimum due to a merger of two or more index components, the replacement stock will be added with its free-float market capitalization, weighted with the capping factor of the uncapped components in the small-weight group of the weighting scheme. In all other cases, i.e. there is no replacement, the additional weight resulting from the deletion will be redistributed proportionally across all other index constituents.

Changes to Free-Float Factor and Number of Shares. Changes to the number of shares or the free-float factors due to corporate actions like stock dividends, splits, rights issues, spin-offs etc. are implemented on the ex-date.

Initial Public Offerings (IPOs), SPACs and Spin-Offs. An IPO stock is eligible for fast-track addition to the investable index universe once; either at the next quarterly/semi-annual review if it has been trading since at least the last trading day of the month prior to the review snapshot dates (i.e., the last trading day in February, May, August or November) or else at the following quarterly/semi-annual review. In order to be added to the Semiconductor Index the IPO stock has to meet the size and liquidity requirements:

• the IPO must be in the selection range (excl. the buffer[s]), and

• the IPO must have a full market capitalization exceeding US$150 million, and

• the IPO must have a free-float factor of at least 10%, and

• the IPO must have an average-daily-trading volume of at least US$1 million, and

• the IPO must have traded at least 250,000 shares per month (or per 22 days).

This rule is applicable for newly spun-off companies and post-merger/acquisition special purpose acquisition companies (SPACs) as well.

Changes due to Mergers & Takeovers. A merger or takeover is deemed successful if it has been declared wholly unconditional and has received approval of all regulatory agencies with jurisdiction over the transaction. The result of a merger or takeover is typically one surviving stock and one or more non-surviving stocks that may not necessarily be de-listed from the respective trading system(s).

If a Semiconductor Index component merges with or takes over another Semiconductor Index component: The surviving stock remains in the Semiconductor Index and the other stock is deleted immediately from the Semiconductor Index. Its shares and float are adjusted according to the terms of the merger/takeover. The index market capitalization of the merged company corresponds to the market capitalization of the two separate companies.

If a Semiconductor Index component merges with or takes over a non-Semiconductor Index component: If the surviving stock meets the Semiconductor Index requirements, then it remains in the Semiconductor Index and its shares (if the share change is greater than 10%) and float are adjusted according to the terms of the merger/takeover. If the surviving stock does not meet the Semiconductor Index requirements, then it is deleted immediately from the Semiconductor Index.

If a non-Semiconductor Index component merges with or takes over a Semiconductor Index component: If the surviving stock meets the Semiconductor Index requirements, then it will be added to the Semiconductor Index (shares (if the share change is greater than 10%) and float adjusted according to the terms of the merger/takeover) and will replace the current Semiconductor Index component. If the surviving stock does not meet the Semiconductor Index requirements, then it will not be added to the Semiconductor Index and the current Semiconductor Index component is deleted immediately from the Semiconductor Index.

Changes due to Spin-Offs. Each spin-off stock is immediately added to the Semiconductor Index for at least two trading days. If a spin-off company does not qualify for the Semiconductor Index, it will be deleted based on its closing price. Shares and floats of the surviving companies are adjusted according to the terms of the spin-off.

In case the number of Semiconductor Index components drops below the minimum component number and no non-component stock is eligible as a replacement, the determination of the addition is subject to MVIS’s decision.

Index Calculation

The value of the Semiconductor Index is calculated using the Laspeyres’ formula, rounded to two decimal places, with stock prices converted to U.S. dollars:

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where (for all stocks (i) in the Semiconductor Index):

• pi = stock price (rounded to four decimal places);

• qi = number of shares;

• ffi = free-float factor (rounded to two decimal places);

• fxi = exchange rate (local currency to U.S. Dollar) (rounded to 12 decimal places);

• cfi = sector-weighting cap factor (if applicable, otherwise set to 1) (rounded to 16 decimal places);

• M = free-float market capitalization of the Semiconductor Index; and

• D = divisor (rounded to six decimal places).

Free-Float

The Semiconductor Index is free-float adjusted — that is, the number of shares outstanding is reduced to exclude closely held shares (amount larger than 5% of the company’s full market capitalization) from the index calculation. At times, other adjustments are made to the share count to reflect foreign ownership limits or sanctions. These are combined with the block-ownership adjustments into a single factor. To avoid unwanted double counting, either the block-ownership adjustment or the restricted stocks adjustment is applied, whichever produces the higher result. Free-float factors are reviewed quarterly.

Company-Weighting Cap Factors

Companies in the Semiconductor Index are weighted according to their free-float market capitalization, as modified by the company-weighting cap factors. The Semiconductor Index used the company-weighting cap factors to ensure diversification to avoid overweighting. The company-weighting cap factors are reviewed quarterly and applied, if necessary. The following weighting scheme applies to the Semiconductor Index:

(1)       All Semiconductor Index components are weighted by their free-float market capitalization.

(2)       All companies exceeding 4.5% but at least the largest five companies and at most the largest ten companies are grouped together (so called “Large-Weights”) and all other companies are grouped together as well (so called “Small-Weights“).

(3)       The aggregated weighting of the Large-Weights is capped at 50%:

a.       Large-Weights: If the aggregated weighting of all companies in Large-Weight exceeds 50%, then a capping factor is calculated to bring the weighting down to 50%; at the same time, a second capping factor for the Small-Weights is calculated to increase the aggregated weight to 50%. These two factors are then applied to all companies in the Large-Weights or the Small-Weights respectively.

b.       Large-Weights: The maximum weight for any single stock is 20% and the minimum weighting is 5%. If a stock is above the maximum or below the minimum weight, then the weight will be reduced to the maximum weight or increased to the minimum weight and the excess weight will be re-distributed proportionally across all other remaining Semiconductor Index constituents in the Large-Weights.

c.       Small-Weights: The maximum weight for any single stock is 4.5%. If a stock is above the maximum weight, then the weight will be reduced to the maximum weight and the excess weight will be re-distributed proportionally across all other remaining Semiconductor Index constituents in the Small-Weights.

Divisor Adjustments

Index maintenance (reflecting changes in, e.g., shares outstanding, capital actions, addition or deletion of stocks to the Semiconductor Index) should not change the level of the Semiconductor Index. This is accomplished with an adjustment to the divisor. Any change to the stocks in the Semiconductor Index that alters the total market value of the Semiconductor Index while holding stock prices constant will require a divisor adjustment.

where ΔMC is the difference between closing market capitalization and adjusted closing market capitalization of the Semiconductor Index.

Data Correction

Incorrect or missing input data will be corrected immediately.

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Corporate Action Related Adjustments

Corporate actions range widely from routine share issuances or buy backs to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor will be adjusted. Implementation takes place on the ex-date.

Special cash dividend pi, adjusted = pi – (Dividend x (1 – Withholding Tax)) Split Shareholders receive “B” new shares for every “A” share held.	Divisor change: Yes Divisor change: No

Rights offering Shareholders receive “B” new shares for every “A” share held. If the subscription-price is either not available or not smaller than the closing price, then no adjustment will be done.	Divisor change: Yes
Stock dividend (withholding taxes are applied, if applicable) Shareholders receive “B” new shares for every “A” share held.	Divisor change: No

Stock dividend from treasury (withholding taxes are applied, if applicable)

Stock dividends from treasury are adjusted as ordinary cash dividends. Shareholders receive ‘B’ new shares for every ‘A’ share held.

Divisor change: Yes

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Stock dividend of a different company security Shareholders receive “B” shares of a different company for every “A” share held.	Divisor change: Yes
Spin-offs Shareholders receive “B” new shares for every “A” share held.	Divisor change: Yes
Addition/deletion of a company Net change in market value determines the divisor adjustment.	Divisor change: Yes

Changes in shares outstanding/free-float

Any secondary issuance, share repurchase, buy back, tender offer, Dutch auction, exchange offer, bought deal equity offering or prospectus offering will be updated at the semi-annual review if the change is smaller than 10%. Changes larger than 10% will be pre-announced (3 trading days’ notice) and implemented on a best efforts basis. If necessary and information is available, resulting float changes are taken into consideration.

Divisor change: Yes
Changes due to a merger/takeover/spin-off Net change in free-float market value determines the divisor adjustment. In case of no change, the divisor change is 0.	Divisor change: Yes

With corporate actions where cash dividends or other corporate assets are distributed to shareholders, the price of the stock will drop on the ex-dividend day (the first day when a new shareholder is eligible to receive the distribution). The effect of the divisor adjustment is to prevent this price drop from causing a corresponding drop in the Semiconductor Index.

Corporate actions are announced at least four days prior to implementation.

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Capped Contingent Buffered Equity Notes Linked to an Equally Weighted Basket of Four Funds